NewsRelease

TransCanada Commences Legal Actions
Following Keystone XL Denial

Company expects to record estimated $2.5 to $2.9 billion write-down as result of denial

CALGARY, Alberta – January 6, 2016 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today it has filed a Notice of Intent to initiate a claim under Chapter 11 of the North American Free Trade Agreement (NAFTA) in response to the U.S. Administration’s decision to deny a Presidential Permit for the Keystone XL Pipeline on the basis that the denial was arbitrary and unjustified.

TransCanada also has filed a lawsuit in the U.S. Federal Court in Houston, Texas, asserting that the President’s decision to deny construction of Keystone XL exceeded his power under the U.S. Constitution.

Further, as a result of the permit denial, TransCanada is reviewing the approximate $4.3 billion (US$3.1 billion) carrying value invested in the project and related assets and expects that an estimated $2.5 to $2.9 billion after-tax write-down will be recorded in the company’s fourth quarter results.  The non-cash charge will reflect anticipated asset recoveries as well as the recognition of certain income tax benefits and will not impact the company’s ‘A’ grade credit ratings. Additional tax benefits of up to $0.4 billion may be realized in the future under certain circumstances.  TransCanada also intends to stop capitalizing interest on the project effective November 6, 2015, being the date of the permit denial.  The company continues to expect its common share dividend to grow at an average annual rate of eight to 10 per cent through 2020.

TransCanada’s legal actions challenge the foundation of the U.S. Administration’s decision to deny a Presidential border crossing permit for the project. In its decision, the U.S. State Department acknowledged the denial was not based on the merits of the project. Rather, it was a symbolic gesture based on speculation about the perceptions of the international community regarding the Administration’s leadership on climate change and the President’s assertion of unprecedented, independent powers.

The State Department concluded Keystone XL would not significantly increase global greenhouse gas (GHG) emissions and that, in fact, alternative methods of oil transportation were more GHG intensive.

Through the NAFTA claim, TransCanada will be seeking to recover more than US$15 billion in costs and damages that it has suffered as a result of the U.S. Administration’s breach of its NAFTA obligations.

The NAFTA claim asserts that TransCanada had every reason to expect its application would be granted as the application met the same criteria the U.S. State Department applied when approving applications to construct other similar cross-border pipelines – including the existing Keystone pipeline, which was approved in under two years, in contrast with the seven years the Administration took to make a decision on Keystone XL. The Keystone Pipeline System has now safely transported more than 1.1 billion barrels of Canadian and American oil through Canada and the United States.

Furthermore, in the federal court filing, TransCanada asserts the Administration’s action was contrary to Congress’ power under the U.S. Constitution to regulate interstate and international commerce. While the President has traditionally granted permits on narrow, established grounds, any such power does not exist when Congress has acted to the contrary or when the decision is based on the unprecedented and symbolic grounds that are the foundation of the denial in this case. In early 2015, both houses of Congress passed a bipartisan bill approving the construction of Keystone XL, which the President later vetoed.

Copies of both our NAFTA and Constitutional filings can be found here.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,500 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522